U.S. SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
 Form N-SAR For Period Ended October 31, 1996

Part I - Registrant Information

THE REPUBLIC ADVISERS FUND'S TRUST
 125 West 55th Street
 New York, New York 10019

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without reasonable
 effort or expense and the registrant
seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

X  (a) The reasons described in reasonable
 detail in Part III of this form could not be iminated without unreasonable effort or expense;

X  (b) The subject annual report, semi-annual report,
 transition report on Form 10-K, Form
     20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or
     transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and [Amended in Release No. 34-26589,
     effective April 12, 1989, 54 F.R.10306.]

 (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

Sales information and other required data were
 unavailable from the prior Transfe Agent, Fund
Accountant and Adminstrator after the funds were
 converted during the prior six month period.
Delays in completing the document have occurred due to this lack of data.

Part  IV

(1) Name and telephone number of person to
contact in regard to this notification:
          John Siebert             (614) 470-8540
          BISYS Fund Services, Inc.

(2)Have all other periodic reports required under
 section 13 or 15(d) of the Securities Exchange
Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12
months or for such shorter period that the registrant
 was required to file such report(s) been filed?
If the answer is no, identify
report(s).                    x Yes      No

(3)Is it anticipated that any significant change in
 results of operations from the corresponding
period for the fiscal year will be reflected by
earnings statements to be included in the subject
report or portion thereof?     Yes    xNo


                         The Republic Adviser Fund's Trust
has caused this notification to be signed on its
 behalf by the undersigned thereunto duly authorized.

Date
 By

                                     Frank M. Deutchki
                                     Vice President